Exhibit 99.3

Zenta Group

Zenta Group Subsidiary ZentoAI Signs Binding MOU For Strategic Acquisition

Proposed acquisition of controlling stake in a mainland China based digital technology service provider to expand AI and data solutions

MACAU, October 16, 2026 — Zenta Group Company Limited (“Zenta Group” or the “Company”) (Nasdaq: ZTG), a Macau-based professional services provider which has recently re-aligned its business focus toward AI and data solutions, today announces that its subsidiary, ZentoAI Intelligent Technology Company Limited (“ZentoAI”), has executed a binding Memorandum of Understanding (the “MOU”) to acquire a controlling stake in a privately held digital technology service provider in mainland China (the “Target”).

The Target is a profitable digital technology service provider anchored in “AI + Big Data”. Its technical framework incorporates advanced capabilities in privacy-computing, large-language-model (“LLM”) applications and machine-learning algorithms. By combining privacy-computing technologies with machine-learning capabilities, the Target has built a robust data-model ecosystem interconnected via nodes and application-programming interfaces (“APIs”). The Target’s core value proposition lies in delivering intelligent-decision-making-related services. The Target’s client base comprises large corporations as well as small-and-medium-sized companies.

Pursuant to the MOU, ZentoAI holds the right to acquire a controlling stake in the Target. Transaction consideration may consist of cash and/or newly-issued equity securities of the Company. All definitive commercial terms of the proposed transaction will be further negotiated and documented in mutually-acceptable definitive transaction agreements. Notwithstanding certain binding provisions under the MOU (including confidentiality and governing-law provisions), the MOU does not legally oblige either party to consummate the acquisition. Completion of the contemplated transaction remains subject to satisfactory due-diligence reviews, negotiation and execution of definitive transaction documentation, requisite board approvals and other customary closing conditions. There can be no assurance that definitive agreements will be executed or that the proposed acquisition will be completed.

“Signing this MOU demonstrates our resolve to re-orient our business focus and allocate resources toward AI and data solutions. The finished acquisition of ZentoAI is a cornerstone of our updated strategic direction and supports Zenta Group’s objective to expand its footprint and market share across Southeast Asia. Moving forward, ZentoAI will continue to onboard new customers and pursue potential acquisition opportunities with targets in mainland China and Southeast Asia,” commented Mr. Henry Ng, Chief Executive Officer of Zenta Group.

About Zenta Group Company Limited

Founded in 2019, Zenta Group Company Limited is a diversified consulting and fintech solutions provider based in Macau. The Company provides industrial park consultation, business investment consultation, and fintech product and service through its operating entities LIC, LFT, and LMS. Zenta Group supports clients—primarily from China’s Greater Bay Area—in navigating commercial project approvals, acquiring equity stakes in targeted opportunities, and accessing fintech solutions. With a focus on strategic growth, the Company recently re-aligned its business focus on AI and data solutions.

For more information, please visit the Company’s website: https://ir.zenta.mo

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, statements regarding the acquisition of ZentoAI, and the anticipated benefits of the proposed acquisition of the Target, including increasing ZTG’s presence and market share across Southeast Asia, to procure new customers and negotiate new acquisition deals with targets in mainland China and Southeast Asia. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including that the anticipated benefits of the acquisition MOU will be realized. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For investor and media inquiries, please contact:

Zenta Group Investor Relations Email: ir@zenta.mo